■ EX-99.1.
POSCO buys a 60 percent stake MEGS Industries Bhd., a Malaysian producer of electrolytic galvanized coils.
¡	POSCO buys a 60 percent stake MEGS Industries Bhd., a Malaysian producer of electrolytic galvanized coils, for U$ 15.6 million.
—	The investment will help POSCO to secure the fast-growing Southeast Asian market.

—	Holding Stake of MEGS after take over
: POSCO 60%, Zaid Ibrahim 30%, Daewoo International Corp. 10%